

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2019

Paul J. Brody
Chief Financial Officer
Interactive Brokers Group, Inc.
One Pickwick Plaza
Greenwich, Connecticut 06830

> **Re: Interactive Brokers Group, Inc.**
> **Form 10-K for Period Ending December 31, 2018**
> **Filed February 28, 2019**
> **Form 10-Q for Period Ending March 31, 2019**
> **Filed May 9, 2019**
> **CIK 0001381197**

Dear Mr. Brody:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Financial Services